Michael J. Minahan 617.570.1021 mminahan@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

May 26, 2011

Mr. Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	WisdomTree Investment, Inc.
Form 10-12B
Filed March 31, 2011
File No. 001-10932

Dear Mr. Kluck:

This letter is submitted on behalf of WisdomTree Investment, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form 10-12B filed on March 31, 2011 (the “Registration Statement”), as set forth in your letter dated April 28, 2011 addressed to Jonathan L. Steinberg, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Registration Statement).

Mr. Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

May 26, 2011

General

1.	We note that your subsidiary, WisdomTree Asset Management, Inc. is a registered investment adviser under the Investment Advisers Act of 1940 and that Wisdom Tree Trust is registered with the SEC as an investment company. Accordingly, we are referring this registration statement to the Division of Investment Management for review and we may have additional comments.

RESPONSE: The Company acknowledges the Staff’s comment.

2.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note the following statements by way of example only:

•	“And as of the end of 2010, mutual fund assets under management remains down 12% from the peak it reached in 2007, while the AUM of ETFs have increased 72% during that same period,” page 1;

•	“As of February 28, 2011, there were approximately 1,000 ETFs in the United States with an aggregate AUM reaching over $1 trillion,” page 2;

•	“Over the last decade, ETFs have experienced a compound annual growth of 31.2% from $66 billion in AUM in 2000 to nearly $1 trillion in AUM at the end of 2010…,” page 4; and

•	“As of February 28, 2011, we were the eight largest ETF sponsor in the United States by AUM,” page 5.

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Please ensure that you update your disclosure to the extent more recent information is available.

RESPONSE: In response to the Staff’s comments, the Company is supplementally delivering to the Staff materials that support all of the quantitative and qualitative business and industry data used in the registration statement, including materials that substantiate the statements referenced by the Staff.

3.

We note that some of the information in your business section appears promotional, rather than factual, and should be revised to remove promotional statements. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosures of the reasonable basis for such

Mr. Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

May 26, 2011

opinions or beliefs. For example only, we note your disclosure on page 1 that “[c]ompared to mutual funds, ETFs provide investors with better transparency, greater liquidity, improved tax efficiency and lower costs.” Note that, if a reasonable basis cannot be provided, the statements should be removed.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on pages 1 and 7.

4.	Given the significance of “assets under management” to your financial performance, as described on page 31, please revise to provide a reasonably detailed explanation of how you calculate this figure.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 33 in response to the Staff’s comment.

Item 1. Business, page 1

Summary, page 1

5.	We note your disclosure on page 1 that “[w]e believe these characteristics … have contributed to the rapid growth of the ETF industry, which has experienced a compound annual growth rate of 31.2% over the past ten years.” Please revise the disclosure to explain in greater detail the “annual growth.”

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 1 to specify that the metric used in calculating the annual growth of the ETF industry over the past ten years is assets under management, or AUM.

Distribution and Sales, page 33

6.	Please identify the parties to your distribution agreements and discuss the material terms of such agreements. Also file the agreements as exhibits or advise us why they are not required to be filed.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 12 to identify the parties and discuss the material terms of these agreements. As stated in the revised disclosure, we do not consider these two agreements to be material agreements.

Business Transactions, page 33

7.	Please disclose the material terms of the agreement between you and Treasury Equity LLC. For example, please disclose the amount of the quarterly fee that you pay to

Mr. Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

May 26, 2011

Treasury Equity LLC that is based on the assets under management of your currency ETFs. In the alternative, please advise us why such disclosure is not applicable. In addition, please file the agreement as an exhibit or advise.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 14 in response to the Staff’s comment. We do not consider this agreement to be a material agreement, particularly in so far as the only relevant continuing aspect of this agreement is the Company’s obligation to pay an ongoing trailer fee, the rate of which is included in the disclosure. As indicated in the disclosure, the amount of the trailer fee is immaterial to the Company.

Our Products, page 8

8.	We note your statement on page 18 that, “At February 28, 2011, approximately 40% of our ETF AUM were concentrated in four of our WisdomTree ETFs that invest in equity or fixed income securities issued by companies in emerging markets.” We further note that you launched an ETF that predominately invests in a broad range of local debt denominated in the currencies of emerging market countries and Asia Pacific ex-Japan countries. To the extent applicable, please list the foreign exchanges that the assets in your ETFs trade on.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 11 in response to the Staff’s comment.

9.	Please describe in greater detail the exchanges in which the shares in your ETFs trade on.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 9 in response to the Staff’s comment.

Our Competitive Strengths, page 13

10.	We refer you to the first bullet point. Please expand your disclosure in the business section to clarify the term “rule-based methodology.”

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 11 in response to the Staff’s comment.

11.

We note your disclosure that approximately 77% of the amount invested in your funds outperformed their competitive benchmarks. We also note that several of your funds are index based. Please discuss in greater details the competitive benchmarks and how your

Mr. Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

May 26, 2011

funds have outperformed such benchmarks, including those that are index based, if applicable.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 11 in response to the Staff’s comment.

Item 1A. Risk Factors, page 17

12.	Some of the subheadings in your risk factor section are vague and do not fully described the specific risk discussed. Potential investors should be able to read a risk factor subheading and come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you. For example only, see the following:

•	“We derive a substantial portion of our revenue from products invested in emerging markets,” page 18;

•	“We derive a substantial portion of our revenues from a limited number of products,” page 18;

•	“The asset management business is intensely competitive” page 19 and

•	“The market price of our shares may fluctuate,” page 24.

Please revise to ensure that each subheading adequately describes the risk you are disclosing. See Item 503(c) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on pages ii, 18–21, 23 and 25 to more fully described in the subheadings the specific risks discussed.

Item 2. Financial Information, page 27

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Components of Revenue, page 31

13.	We note that the ETFs that you sponsor are either index based or actively managed. Please describe in greater the differences in the fee arrangements between these two types of ETFs, if any.

Mr. Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

May 26, 2011

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 33 in response to the Staff’s comment.

14.	We note your disclosure on page 12 regarding your agreement with Mellon Capital Management Corporation and The Dreyfus Corporation in which you share equally all third-party costs and profits and losses. Please clarify whether the advisory fees listed on page 31 take into account this arrangement.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page F-9 in response to the Staff’s comment.

15.	We note your disclosure on page 33 that you have contracted with BNY Mellon as a sub-advisor. You also disclose that the fees paid to BNY Mellon will have minimums per fund with additional fees based on a percentage of the ETFs average daily net assets under management above certain AUM levels. Please disclose the amounts of the minimums and the percentages that would result in additional fees or advise us why such disclosure is not necessary.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 35 in response to the Staff’s comment.

16.	We note your disclosure on page 44 under “Capital Resources” that your principal source of financing has been through the private placement of your common stock. Please expand your disclosure to indicate whether you plan to offer more securities to fund your operations. Additionally, please identify your other sources of capital, if any.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 47 in response to the Staff’s comment.

Directors and Executive Officers, page 49

17.	Please revise to disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each individual should serve as a director. Provide this disclosure on a director-by-director basis. Refer to Item 401(e) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on pages 52–54 in response to the Staff’s comment.

Item 6. Executive Compensation, page 52

Compensation Benchmarking, page 55

Mr. Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

May 26, 2011

18.	We note your disclosure under this subheading that you viewed industry surveys by McLagan Partners, Inc. Please clarify the external data used in making your compensation decisions. Since you appear to benchmark compensation, you would be required to identify the companies that comprise the benchmark group. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this. If the company believes that it doesn’t benchmark compensation, please advise.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page 58 in response to the Staff’s comment.

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Third Party Sharing Arrangements, page F-9

19.	Please tell us, and disclose how you have accounted for your third party sharing arrangements with Mellon Capital Management Corporation and Dreyfus Corporation. Additionally, please tell us how you have complied with the disclosure requirements of ASC 808-10-50-1.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 1 on page F-9 in response to the Staff’s comment.

Exhibits

20.	Please file all material agreements, including the sub-advisor agreements, as required by Item 601(b) of Regulation S-K. In the alternative, please advise us why such sub-advisor agreements are not required to be filed.

RESPONSE: The Company respectfully advises the staff that the sub-advisory agreements to which the Company is a party have not been filed as “material contracts” under Item 601(10) of Regulation S-K in so far as they are considered contracts made in the ordinary course of business. The sub-advisory services provided to the Company are not unique in character and can be performed by other third-parties. The filing of these agreements and the corresponding disclosure of the provisions of these

Mr. Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

May 26, 2011

agreements would not enhance an investor’s knowledge of the Company’s business in any meaningful way.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan
Michael J. Minahan

MJM:eam

cc:	Folake Ayoola, Securities and Exchange Commission
Amit Muni, WisdomTree Investment, Inc.
Peter M. Ziemba, WisdomTree Investment, Inc.
Jocelyn M. Arel, Goodwin Procter LLP